

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

May 11, 2018

Aaron Skonnard
Chief Executive Officer
Pluralsight, Inc.
182 North Union Avenue
Farmington, UT 84025

> **Re:** **Pluralsight, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed May 7, 2018**
> **File No. 333-224301**

Dear Mr. Skonnard:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Dilution, page 71

1. Please explain how you calculated the pro forma as adjusted net tangible book value as of March 31, 2018 of $11.2 million, and if appropriate to investor understanding, revise to disclose the calculation. In this regard, when recalculating this figure using the Pluralsight, Inc. Pro Forma balance sheet amounts shown on page 81, we are unable to agree with your disclosed amount. Revise to clarify the comparability of the definition of "pro forma as adjusted" net tangible book value reflecting post-offering proceeds to the "Pluralsight, Inc. Pro forma" column on page 79, which likewise reflects the offering proceeds.

Unaudited Pro Forma Consolidated Financial Information

Unaudited Pro Forma Consolidated Balance Sheet, page 81

2.   Please revise to include footnote disclosure that reconciles the number of common shares issued and outstanding: (i) prior to the reorganization transaction, (ii) subsequent to the reorganization transaction and prior to the offering, and (iii) subsequent to the offering. In addition, identify which numbers are used in your dilution calculations on page 71. Refer to guidance in Item 11-02(b)(6) of Regulation S-X and related Instruction (6).

Description of Capital Stock

Exclusive Forum, page 178

3.   We note Article XI of your amended and restated bylaws also will provide that the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933. Please disclose this information here and in the corresponding risk factor on page 57.

Notes to Consolidated Financial Statements of Pluralsight Holdings, LLC

Note 14. Subsequent Events (unaudited), page F-43

4.   We note your disclosure on page 144 that in May 2018, you granted 20,000 RSUs to each of your Directors, excluding three, that will be effective immediately prior to the effectiveness of this offering. Please revise to include this information in this footnote, including the weighted-average grant date fair value of each unit granted. Refer to guidance in ASC 855-10-50-2(b).

You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572 or me at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Bernard Nolan, Attorney-Adviser, at (202) 551-6515 or, in his absence, Katherine Wray, Attorney-Adviser, at (202) 551-3483 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Senior Assistant Chief Accountant
Office of Information
Technologies and Services

cc: Robert G. Day
        Allison B. Spinner
        Rezwan D. Pavri
        Wilson Sonsini Goodrich & Rosati, P.C.